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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

HOT TOPIC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

441339108

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 725,000
	8	SHARED VOTING POWER 1,540,949
	9	SOLE DISPOSITIVE POWER 725,000
	10	SHARED DISPOSITIVE POWER 1,540,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,949
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 701,852
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 701,852
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,744
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 86,744
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,744
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 752,353
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 752,353
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 752,353
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,265,949
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,265,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,949
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,265,949
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,265,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,949
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,265,949
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,265,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,949
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

On August 24, 2010, certain of the Reporting Persons (as defined in Item 2) entered into a Group Agreement (the “Group Agreement”) with the Carlson Parties (as defined in Item 5).  The Group Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.  As a result of entering into the Group Agreement, the Reporting Persons and the Carlson Parties may be deemed to be a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Securities Exchange Act of 1934. The security interests reported in this statement on Schedule 13D (this “Statement”) do not include security interests owned by the Carlson Parties.  The Carlson Parties are filing a separate statement on Schedule 13D to report their beneficial ownership of the Common Stock (the “Common Stock”) of Hot Topic, Inc., a California corporation (the “Issuer”).  This Statement only reports information on the Reporting Persons identified in Item 2 of this Statement and does not report any acquisition or disposition of Common Stock by the Carlson Parties.

Item 1.	Security and the Issuer
This Statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 18305 East San Jose Ave., City of Industry, California 91748.
Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BD Partners I, L.P., a Texas limited partnership (“BD Partners I”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 2 and incorporated herein by reference (the “Joint Filing Agreement”).

Prior to recent name changes, BD Management was named SRB Management, L.P.; Becker Drapkin QP was named Greenway Opportunity Fund (QP), L.P.; and Becker Drapkin, L.P. was named Greenway Opportunity Fund, L.P.

Becker Drapkin QP, Becker Drapkin, L.P. and BD Partners I are collectively referred to herein as the “Becker Drapkin Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management.  Mr. Becker and Mr. Drapkin are also limited partners of BD Management.  BD Management is the general partner of, and investment manager for, the Becker Drapkin Funds and a separate managed account on behalf of an investment advisory client (the “Managed Account”).

(b) The business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of BD Management.  The principal business of BD Management is serving as the general partner of, and investment manager for, the Becker Drapkin Funds and other limited partnerships and managed accounts.  The principal business of each of the Becker Drapkin Funds is acquiring and holding an interest in the Issuer and other securities.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America.  The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate of approximately $13,187,259.39 (including commissions) to purchase 2,265,949 shares of Common Stock.  Funds used to purchase reported securities held in the accounts of the Becker Drapkin Funds have come from working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Funds used to purchase reported securities held by the Managed Account have come from the funds of the Managed Account.

Item 4.	Purpose of Transaction

(a)-(j)      The Reporting Persons originally purchased Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, intend to discuss with the Issuer ways in which such undervaluation can be rectified.  The Reporting Persons also intend to engage the Issuer in discussions regarding the assets, business, strategy, capitalization, financial condition and/or operations of the Issuer.

Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of shares of Common Stock desirable, the Reporting Persons may, among other things, increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable.  The Reporting Persons reserve the right in the future to take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, selling some of the shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock.

In addition, based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may nominate or recommend candidates to serve as members of the Board of Directors of the Issuer (the “Board”), have discussions with other stockholders and potential nominees to the Board, make proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, or Articles of Incorporation or Bylaws of the Issuer, or change their intention with respect to any and all matters referred to in this Item 4.

Pursuant to the Group Agreement, the Reporting Persons party thereto have agreed to coordinate their actions with the Carlson Parties with respect to certain of the foregoing actions and may be deemed to have formed a "group" pursuant to Rule 13d−5(b)(1) promulgated under the Securities Exchange Act of 1934.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 2,265,949 shares of Common Stock.  Based upon a total of 44,579,427 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending July 31, 2010, the Reporting Persons’ shares represent approximately 5.083% of the outstanding shares of Common Stock.

On August 24, 2010, Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; and Clint D. Carlson (collectively, the “Carlson Parties”) entered into the Group Agreement with BD Management; BCA; Mr. Becker; and Mr. Drapkin (collectively with the Carlson Parties and the other Reporting Persons, the “Group”).  As a result of the Group Agreement, the Reporting Persons and the Carlson Parties may be deemed to be a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Securities Exchange Act of 1934.  Collectively, the Group may be deemed to beneficially own 4,030,749 shares of Common Stock which represent approximately 9.042% of the outstanding shares of Common Stock.  The Reporting Persons each disclaim beneficial ownership of any shares of Common Stock beneficially owned by any Carlson Party.

Becker Drapkin QP owns 701,852 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 1.574% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 86,744 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.195% of the outstanding shares of Common Stock.

BD Partners I owns 752,353 shares of Common Stock (the “BD Partners I Shares”), which represent approximately 1.688% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares, Becker Drapkin, L.P. Shares and BD Partners I Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares.  Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and BD Partners I Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares.  Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and BD Partners I Shares.

BD Partners I has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD Partners I Shares.  BD Partners I disclaims beneficial ownership of the Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares.  BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and to dispose or direct the disposition of) 725,000 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.626% of the outstanding shares of Common Stock.  BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all other transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
Becker Drapkin, L.P.	7/9/2010	2,200	$5.1775
Becker Drapkin QP	7/9/2010	17,800	$5.1775
BD Partners I	8/19/2010	100,000	$4.8196
BD Partners I	8/19/2010	54,600	$4.8287
BD Partners I	8/19/2010	100,000	$4.8349
BD Partners I	8/19/2010	100,000	$4.8446
BD Partners I	8/19/2010	292,000	$4.8996
BD Partners I	8/20/2010	4,400	$4.7657
BD Partners I	8/20/2010	35,000	$4.8135
BD Partners I	8/24/2010	19,353	$4.8135
BD Partners I	8/24/2010	12,000	$4.8764
BD Partners I	8/25/2010	10,000	$5.0100
BD Partners I	8/30/2010	25,000	$5.0260

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 24, 2010, the Carlson Parties and certain of the Reporting Persons entered into the Group Agreement pursuant to which they agreed, among other things, to (a) generally consult with each other with respect to the purchase or sale of shares of Common Stock, (b) coordinate their actions with respect to any discussions with the Issuer regarding the Issuer’s assets, business, capitalization, financial condition or operations, (c) not acquire any securities of the Issuer if as a result the Group would be deemed to have beneficial ownership of 15% or more of any class of the outstanding equity of the Issuer without the prior agreement of BD Management, or its representatives, and Carlson Capital, L.P., or its representatives and (d) share certain expenses incurred in connection with the foregoing.  Such Group Agreement is attached hereto as Exhibit 1 and all description thereof in this Statement is qualified in its entirety by reference to the full text of the Group Agreement, which is incorporated by reference herein.

On September 2, 2010, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 2.
Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Group Agreement, dated August 24, 2010, by and among Becker Drapkin Management, L.P.;  BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; and Clint D. Carlson

Exhibit 2
Joint Filing Agreement, dated September 2, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P., BD Partners I, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin

Exhibit 3	Power of Attorney dated July 19, 2010, signed by Steven R. Becker
Exhibit 4	Power of Attorney dated March 16, 2010, signed by Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           September 2, 2010

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BD PARTNERS I, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact